Columbia Property Trust

Q1
2014

Supplemental Information





Forward Looking Statements:

This supplemental package contains certain statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which includes our 2014 guidance, which speak only as of the date this supplemental package is published, and which are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation: general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other owners and operators of real estate); adverse economic or real estate developments in the company's target markets; risks associated with the availability and terms of financing, the use of debt to fund acquisitions, and the ability to refinance indebtedness as it comes due; reductions in asset valuations and related impairment charges; risks associated with downturns in foreign, domestic and local economies, changes in interest rates; potential liability for uninsured losses and environmental contamination; risks associated with the company's potential failure to qualify as a REIT under the Internal Revenue Code of 1986, as amended, and possible adverse changes in tax and environmental laws; and risks associated with the company's dependence on key personnel whose continued service is not guaranteed. We do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. For additional risks and uncertainties that would cause actual results to differ materially from those presented in our forward-looking statements see our Annual Report on Form 10-K for the year ended December 31, 2013.

On the Cover: Left - University Circle in San Francisco, CA; Middle - 221 Main Street in San Francisco, CA; Right - 222 East 41st Street in New York, NY

Corporate

One Glenlake Parkway, Suite 1200
Atlanta, Georgia 30328
404.465.2200
www.columbiapropertytrust.com

Executive and Senior Management

E. Nelson Mills
Chief Executive Officer, President
and Director

James A. Fleming
Executive Vice President
Chief Financial Officer

Drew Cunningham
Senior Vice President
Real Estate Operations

Kevin Hoover
Senior Vice President
Real Estate Transactions

Wendy Gill
Senior Vice President
Corporate Operations and
Chief Accounting Officer

Board of Directors

Charles R. Brown
Independent Director

Richard W. Carpenter
Independent Director

Bud Carter
Independent Director

John L. Dixon
Independent Director - Chairman

Murray J. McCabe
Independent Director

E. Nelson Mills
Chief Executive Officer
President

George W. Sands
Independent Director

Neil H. Strickland
Independent Director

Thomas G. Wattles
Independent Director

Corporate Counsel

King & Spalding LLP
1180 Peachtree Street
Atlanta, GA 30309
T 404-572-4600
www.kslaw.com

Investor Relations

James A. Fleming
Executive Vice President & Chief Financial Officer
T 404-465-2126
E Jim.Fleming@columbiapropertytrust.com

Tripp Sullivan
Corporate Communications, Inc.
T 615-324-7335
E tripp.sullivan@cci-ir.com

Shareholder Services

T 855-347-0042 (toll free)
F 816-701-7629
E shareholders
@columbiapropertytrust.com

Unaudited

Columbia Property Trust, Inc. (the "Company") is a fully integrated office REIT with a focus on investing in and managing high quality commercial office properties in primary U.S. markets nationwide. As of March 31, 2014, the Company owned controlling interests in 42 office properties and one hotel, which included 59 operational buildings. These office properties comprised approximately 16.5 million square feet of commercial space and are located in 13 states, and the District of Columbia. Of the office properties, 42 are wholly owned and one is owned through a consolidated subsidiary. As of March 31, 2014, the office properties were approximately 92.4% leased. The Company is based in Atlanta, GA. For more information about Columbia Property Trust, please visit our website at www.columbiapropertytrust.com.

This data supplements the information provided in our reports filed with the Securities and Exchange Commission and should be reviewed in conjunction with such filings.

Select Portfolio Statistics	As of 3/31/2014
Number of Properties / Buildings	43 / 59
Office Rentable Square Footage (in thousands)	16,468
Percent Leased	92.4%
Percent Occupied	91.5%
Percentage of Properties Single / Multi-Tenant (1)	39% / 61%
Office Percentage of Portfolio (2)	98.2%
Numbers of Markets / States (3)	16 / 14
Percentage of ALR from Top-10 Markets	88%
Percentage of Portfolio Central Business District / Suburban (1)	51% / 49%
Weighted Average Tenant Credit Rating (1) (4)	A-
Weighted Average Lease Term Remaining (1)	6.6 Years
Leasing Activity (square feet)	**1st Qtr 2014**
New Leases	17,395
Renewal Leases	442,646
Balance Sheet ($ in thousands)	**As of 3/31/2014**
Gross Real Estate Assets (5)	$5,077,919
Total Gross Debt	$1,489,452
Total Debt / Gross Real Estate Assets	29.3%
Rating / Outlook	
Standard & Poor's	BBB- / Stable
Moody's	Baa3 / Positive
Number of Employees	93

(1) Based on Annualized Lease Revenue (ALR).
(2) Based on square feet.
(3) Includes Washington, D.C.
(4) Based on rated tenants.
(5) Gross Real Estate Assets includes (i) land, (ii) building and improvements, (iii) intangible lease assets, (iv) construction in progress, (v) intangible lease origination costs, less (vi) intangible lease liabilities.

Unaudited (in thousands except for per-share data, percentages and ratios)

		Three Months Ended				
		3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Common Stock Data (Listed on the NYSE under ticker CXP on 10/10/2013)						
Weighted-Average Shares Outstanding - Basic		124,851	129,410	134,668	135,816	136,521
Weighted-Average Shares Outstanding - Diluted		124,887	129,410	134,668	135,816	136,521
High Closing Price	$	27.73	$ 25.07	N/A	N/A	N/A
Low Closing Price	$	23.12	$ 22.16	N/A	N/A	N/A
Average Closing Price	$	25.15	$ 23.17	N/A	N/A	N/A
Closing Price (end of quarter)	$	27.25	$ 25.00	N/A	N/A	N/A
Dividends / Share (annualized)	$	1.20	$ 1.20	$ 1.52	$ 1.52	$ 1.52
Dividend Yield (annualized) (1)		4.4%	4.8%	N/A	N/A	N/A
Common Shares Outstanding (1)		124,964	124,830	N/A	N/A	N/A
Market Value of Shares (1)	$	3,405,269	$ 3,120,750	N/A	N/A	N/A
Enterprise Value (1) (2)	$	4,894,721	$ 4,610,999	N/A	N/A	N/A

Equity Research Coverage	Debt Research Coverage	Rating Agencies
Vance Edelson	**Mark Streeter**	**Lori Marks**
Morgan Stanley	J.P. Morgan Securities	Moody's Investor Services
T 212-761-4000	T 212-834-5086	T 212-553-1098
Mitch Germain		**Jaime Gitler, CFA**
JMP Securities		Standard & Poor's
T 212-906-3546		T 212-438-5049

(1) Based on closing price and ending shares for last day of quarter.
(2) Market value of shares plus gross debt.

Unaudited ($ in thousands except for per-share data)

	Twelve Months Ended 12/31/2014	
	Low	**High**
Net Income per Share	$0.49	$0.51
Depreciation & Amortization per Share	$1.43	$1.47
Normalized Funds From Operations per Share (1)	$1.92	$1.98

The Company's guidance for 2014 is based on the following assumptions for the Company's portfolio.

- Leased percentage at year end of 92% to 94%
- Same Store Cash NOI Growth of 2.0% to 4.0%
- GAAP Straight Line Rental Income of $8M to $10M
- General & Administrative of $32M to $34M (2)
- Dispositions of $250M to $350M
- Acquisitions of $250M to $350M (of which $229M has been completed)

2014 Weighted-average common shares outstanding - diluted   124,980

Note: The Company's financial guidance excludes real estate gains and losses, impairments, acquisition costs, disposition costs, and the impact of the GAAP treatment of gain or loss on interest rate swaps.

Investor Conference Call and Webcast:

The Company will host a conference call and live audio webcast, both open for the general public to hear, on Friday, May 9, 2014, at 10:00 a.m. ET to discuss quarterly financial results, business highlights and provide a Company update. The number to call for this interactive teleconference is (212) 231-2910. A replay of the conference call will be available through May 16, 2014, by dialing (800) 633-8284 or (402) 977-9140 and entering the confirmation number, 21713340.

(1) Refer to page 27 for a definition of Normalized Funds From Operations.
(2) Excludes any unusual or one-time items.

These estimates reflect management's view of current market conditions and incorporate certain economic and operational assumptions and projections. This annual guidance includes the continued repositioning of the portfolio based on the above assumptions. Actual results could differ from these estimates. Note that individual quarters may fluctuate on both a cash basis and an GAAP basis due to lease commencements and expirations, the timing of repairs and maintenance, capital expenditures, capital markets activities and one-time revenue or expense events. In addition, the Company's guidance is based on information available to management as of the date of this release.

Unaudited ($ in thousands except for per-share data, percentages and ratios)

	Three Months Ended				
Operating Information	**3/31/2014**	**12/31/2013**	**9/30/2013**	**6/30/2013**	**3/31/2013**
Percent Leased (page 19)	92.4%	92.3%	93.2%	93.0%	93.3%
Rental Income (page 9)	100,567	100,639	101,859	103,103	101,306
Total Revenues (page 9)	129,168	133,387	132,502	131,897	128,792
Straight Line Rent (page 11)	2,356	3,605	6,067	6,528	6,593
Total Operating Expenses (page 9)	109,731	102,898	100,211	98,313	130,582
Incremental Capital (page 25)	1,846	2,091	3,022	3,841	6,874
Non-Incremental Capital (page 25)	19,344	18,118	14,595	20,930	9,362
Cash NOI (page 13)	83,249	86,817	92,410	93,384	90,543
Adjusted EBITDA (page 14)	78,869	84,207	90,379	91,929	84,062
Net Income (page 9)	3,400	12,927	4,800	20,601	(22,608)
Net Income (loss) per Share (page 9) - Basic	0.03	0.10	0.04	0.15	(0.17)
Net Income (loss) per Share (page 9) - Diluted	0.03	0.10	0.04	0.15	(0.17)
Normalized FFO (page 11)	63,103	67,417	71,364	73,536	66,006
Normalized FFO per Share (page 11) - Basic	0.51	0.52	0.53	0.54	0.48
Normalized FFO per Share (page 11) - Diluted	0.51	0.52	0.53	0.54	0.48
AFFO (page 11)	41,273	45,943	50,626	44,602	48,613
AFFO per Share (page 11) - Basic	0.33	0.36	0.38	0.33	0.36
AFFO per Share (page 11) - Diluted	0.33	0.36	0.38	0.33	0.36
Gross Dividends	37,489	37,449	50,994	51,384	51,646
Dividends per Share	0.30	0.30	0.38	0.38	0.38
Balance Sheet Information (as of period end)					
Gross Real Estate Assets (1) (page 8)	5,077,919	5,090,989	5,700,726	5,703,025	5,695,221
Total Assets (page 8)	4,548,130	4,592,482	5,562,625	5,603,439	5,639,815
Net Debt (2) (page 8)	1,402,202	1,389,324	1,649,999	1,596,382	1,564,053
Gross Debt (page 8)	1,489,452	1,490,249	1,711,040	1,659,245	1,633,935
Ratios					
NOI Margin (3)	66.4%	64.5%	65.9%	67.2%	66.5%
Fixed Charge Coverage Ratio (4)	4.71	4.79	4.70	4.92	4.48
Net Debt to Adjusted EBITDA (5)	4.44	4.12	4.56	4.34	4.65
Total Debt / Gross Real Estate Assets	29.3%	29.3%	30.0%	29.1%	28.7%
Normalized FFO Payout Ratio (6)	59.4%	55.5%	71.5%	69.9%	78.2%
AFFO Payout Ratio (7)	90.8%	81.5%	100.7%	115.2%	106.2%

(1) Gross Real Estate Assets includes (i) land, (ii) building and improvements, (iii) intangible lease assets, (iv) construction in progress, (v) intangible lease origination costs, less (vi) intangible lease liabilities.
(2) Net debt is calculated as the total principal amount of debt outstanding less cash and cash equivalents and discount on bonds payable.
(3) NOI margin is calculated as GAAP NOI divided by total GAAP revenues for continuing and discontinued operations.
(4) Fixed charge coverage is calculated as Adjusted EBITDA divided by the sum of interest expense, principal amortization, and capitalized interest.
(5) Adjusted EBITDA is annualized for the purposes of this calculation.
(6) Calculated as gross dividends for the quarter divided by Normalized FFO for the quarter.
(7) Calculated as gross dividends for the quarter divided by AFFO for the quarter.

NOTE: This section includes non-GAAP financial measures, which are accompanied by what we consider the most directly comparable financial measures calculated and presented in accordance with GAAP. Quantitative reconciliations of the differences between the non-GAAP financial measures presented and the most directly comparable GAAP financial measures are shown on pages 12, 14 & 15. A description of the non-GAAP financial measures we present and a statement of the reasons why management believes the non-GAAP measures provide useful information to investors about the Company's financial condition and results of operations can be found on pages 27 & 28.

Unaudited (in thousands)

		As of Period End			
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Assets:					
Real estate assets, at cost:					
Land	$ 703,552	$ 706,938	$ 784,381	$ 786,336	$ 786,336
Buildings and improvements	3,575,295	3,580,784	4,006,305	4,005,432	3,987,839
Buildings and improvements, accumulated depreciation	(631,773)	(604,497)	(666,162)	(635,280)	(604,698)
Intangible lease asset	578,797	580,195	649,773	650,168	654,028
Intangible lease asset, accumulated amortization	(307,524)	(298,975)	(344,274)	(332,936)	(324,908)
Construction in progress	10,480	7,949	5,900	6,781	12,417
Total real estate assets	$ 3,928,827	$ 3,972,394	$ 4,435,923	$ 4,480,501	$ 4,511,014
Cash and cash equivalents	86,243	99,855	59,908	61,667	68,623
Tenant receivables, net of allowance for doubtful accounts	8,140	7,414	11,103	7,791	9,716
Straight line rent receivable	116,343	113,592	137,980	131,682	124,924
Prepaid expenses and other assets	39,969	32,423	33,679	33,208	35,125
Deferred financing costs, less accumulated amortization	9,588	10,388	11,129	8,952	9,624
Intangible lease origination costs	360,080	365,487	434,723	434,767	436,426
Intangible lease origination costs, accumulated amortization	(219,623)	(216,598)	(257,694)	(247,781)	(239,422)
Deferred lease costs	128,679	114,902	141,889	135,771	124,701
Deferred lease costs, accumulated amortization	(30,116)	(27,375)	(32,015)	(29,119)	(26,916)
Investment in development authority bonds	120,000	120,000	586,000	586,000	586,000
Total assets	$ 4,548,130	$ 4,592,482	$ 5,562,625	$ 5,603,439	$ 5,639,815
Liabilities:					
Line of credit and notes payable	$ 1,239,452	$ 1,240,249	$ 1,461,040	$ 1,409,245	$ 1,383,935
Bonds payable	250,000	250,000	250,000	250,000	250,000
Discount on bonds payable	(1,007)	(1,070)	(1,133)	(1,196)	(1,259)
Accounts payable, accrued expenses, and accrued capital expenditures	90,096	99,678	93,965	97,929	99,704
Due to affiliates	-	-	8,875	18,006	27,081
Deferred income	24,628	21,938	28,290	22,243	26,021
Intangible lease liabilities	150,285	150,364	180,356	180,459	181,825
Intangible lease liabilities, accumulated amortization	(79,502)	(76,500)	(93,130)	(89,592)	(87,253)
Obligations under capital leases	120,000	120,000	586,000	586,000	586,000
Total liabilities	$ 1,793,952	$ 1,804,659	$ 2,514,263	$ 2,473,094	$ 2,466,054
Redeemable common stock (1)	-	-	-	121,752	159,507
Equity:					
Common stock	1,249	1,248	1,342	1,356	1,362
Additional paid in capital	4,600,355	4,600,166	4,836,291	4,871,144	4,885,939
Cumulative distributions in excess of earnings	(1,844,373)	(1,810,284)	(1,785,762)	(1,739,568)	(1,708,785)
Redeemable common stock	-	-	-	(121,752)	(159,507)
Other comprehensive loss	(3,053)	(3,307)	(3,509)	(2,587)	(4,755)
Total Columbia Property Trust, Inc. equity	$ 2,754,178	$ 2,787,823	$ 3,048,362	$ 3,008,593	$ 3,014,254
Total liabilities, redeemable common stock and equity	$ 4,548,130	$ 4,592,482	$ 5,562,625	$ 5,603,439	$ 5,639,815

(1) See Annual Report on Form 10-K for the year ended December 31, 2013 for a description of redeemable common stock. The Company's Share Redemption Program was terminated effective July 31, 2013 removing the contingent obligation of redeemable common stock on a go-forward basis.

Unaudited (in thousands, except per-share amounts)

		Three Months Ended				
		3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Revenues:						
Rental income	$	100,567 $	100,639 $	101,859 $	103,103 $	101,306
Tenant reimbursements		23,733	24,292	23,073	21,266	22,244
Hotel income		4,061	5,452	6,788	6,562	4,954
Other property income (1)		360	519	347	395	288
Lease termination income (2)		447	2,485	435	571	-
Total revenues	$	129,168 $	133,387 $	132,502 $	131,897 $	128,792
Operating expenses:						
Property operating costs		38,980	40,123	39,783	37,069	37,584
Hotel operating costs		4,141	4,566	4,693	4,820	4,261
Asset and property management fees:						
Related-party		-	-	-	-	4,693
Other		289	289	239	530	613
Depreciation		27,304	27,285	27,155	26,955	26,710
Amortization		18,521	19,121	19,705	19,982	19,902
Impairment loss on real estate assets		13,550	-	-	-	-
General and administrative		6,946	8,210	7,880	8,957	7,632
Consulting and transition services fees (3)		-	-	-	-	29,187
Listing costs		-	3,304	756	-	-
Acquisition fees and expenses		-	-	-	-	-
Total operating expenses	$	109,731 $	102,898 $	100,211 $	98,313 $	130,582
Operating income (loss)	$	19,437 $	30,489 $	32,291 $	33,584 $	(1,790)
Other income (expense):						
Interest expense		(16,110)	(16,520)	(17,460)	(16,942)	(17,027)
Capital lease obligation interest expense		(1,800)	(6,671)	(9,107)	(9,107)	(9,107)
Development authority bond income		1,800	6,671	9,107	9,107	9,107
Interest and other income		10	9	18	6	4
Interest rate swap valuation adjustment		1,097	1,176	892	1,783	1,678
Interest expense associated with interest rate swaps		(1,327)	(1,320)	(1,311)	(1,619)	(1,621)
Total other income (expense)	$	(16,330) $	(16,655) $	(17,861) $	(16,772) $	(16,966)
Income (loss) before income tax (expense) benefit	$	3,107 $	13,834 $	14,430 $	16,812 $	(18,756)
Income tax (expense) benefit		344	146	(424)	(323)	101
Income (loss) from continuing operations	$	3,451 $	13,980 $	14,006 $	16,489 $	(18,655)
Discontinued operations:						
Operating income (loss)		277	(2,264)	(9,206)	4,112	(13,967)
Gain from sale of discontinued operations		(328)	1,211	-	-	10,014
Income (loss) from discontinued operations	$	(51) $	(1,053) $	(9,206) $	4,112 $	(3,953)
Net income (loss)		3,400	12,927	4,800	20,601	(22,608)
Net income (loss) attributable to common stockholders of Columbia Property Trust, Inc.	$	3,400 $	12,927 $	4,800 $	20,601 $	(22,608)
Weighted-average common shares outstanding - basic		124,851	129,410	134,668	135,816	136,521
Net income (loss) per share - basic	$	0.03 $	0.10 $	0.04 $	0.15 $	(0.17)
Weighted-average common shares outstanding - diluted		124,887	129,410	134,668	135,816	136,521
Net income (loss) per share - diluted	$	0.03 $	0.10 $	0.04 $	0.15 $	(0.17)

(1) Other property income includes (i) property management fee income, (ii) cafeteria revenue and (iii) fitness center revenue.

(2) Includes adjustments for straight-line rent related to lease terminations.

(3) Includes nonrecurring fees incurred under the consulting and transition services agreements which were terminated at expiration effective 12/31/2013. See Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2013 for a description of these fees.

Unaudited (in thousands, except per-share amounts)

		Three Months Ended			
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Revenues:					
Rental income	$ 3	$ 5,360	$ 14,220	$ 13,848	$ 15,122
Tenant reimbursements	(51)	1,354	3,294	3,192	3,365
Other property income (expense) (1)	-	(1)	-	-	-
Lease termination income (2)	-	-	-	292	-
Total revenues	$ (48)	$ 6,713	$ 17,514	$ 17,332	$ 18,487
Operating expenses:					
Property operating costs	(347)	2,518	6,341	6,068	6,305
Asset and property management fees	7	52	141	150	1,158
Depreciation	-	404	3,756	3,653	3,917
Impairment loss on real estate assets	-	-	12,870	-	16,867
Amortization	-	878	2,322	2,345	2,045
General and administrative	18	69	219	37	1,035
Total operating expenses	$ (322)	$ 3,921	$ 25,649	$ 12,253	$ 31,327
Operating income (loss)	$ 274	$ 2,792	$ (8,135)	$ 5,079	$ (12,840)
Other income (expense):					
Interest expense	-	(425)	(1,127)	(1,126)	(1,126)
Interest and other income	3	69	60	161	3
Loss on the early extinguishment of debt	-	(4,709)	-	-	-
Total other income (expense)	$ 3	$ (5,065)	$ (1,067)	$ (965)	$ (1,123)
Income (loss) before income tax (expense) benefit	$ 277	$ (2,273)	$ (9,202)	$ 4,114	$ (13,963)
Income tax (expense) benefit	-	9	(4)	(2)	(4)
Operating income (loss) from discontinued operations	$ 277	$ (2,264)	$ (9,206)	$ 4,112	$ (13,967)
Gain (loss) on disposition of discontinued operations	(328)	1,211	-	-	10,014
Gain (loss) from sale of discontinued operations	$ (328)	$ 1,211	$ -	$ -	$ 10,014
Income (loss) from discontinued operations	$ (51)	$ (1,053)	$ (9,206)	$ 4,112	$ (3,953)
Weighted-average common shares outstanding - basic	124,851	129,410	134,668	135,816	136,521
Net income (loss) per share - basic	$ (0.00)	$ (0.01)	$ (0.07)	$ 0.03	$ (0.03)
Weighted-average common shares outstanding - diluted	124,887	129,410	134,668	135,816	136,521
Net income (loss) per share - diluted	$ (0.00)	$ (0.01)	$ (0.07)	$ 0.03	$ (0.03)

(1) Other property income includes (i) property management fee income, (ii) cafeteria revenue and (iii) fitness center revenue.
(2) Includes adjustments for straight-line rent related to lease terminations.

Unaudited (in thousands, except per-share amounts)

	Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Net Operating Income - Cash Basis	$ 83,249	$ 86,817	$ 92,410	$ 93,384	$ 90,543
Asset management fees	-	-	-	-	(5,083)
General and administrative	(6,946)	(8,210)	(7,880)	(8,957)	(7,632)
Stock based compensation expense (1)	507	855	-	-	-
Cash interest expense	(16,700)	(17,186)	(17,543)	(17,699)	(17,791)
Income tax (expense) benefit	344	146	(424)	(323)	101
Lease termination income - cash (2)	181	2,056	6	291	-
Lease termination expense - GAAP (3)	-	70	-	1	-
Non-incremental capital expenditures (4) (5)	(19,344)	(18,118)	(14,595)	(20,930)	(9,362)
Discontinued operations adjustments	(18)	(487)	(1,348)	(1,165)	(2,163)
AFFO	$ 41,273	$ 45,943	$ 50,626	$ 44,602	$ 48,613
Additional amortization of lease assets (liabilities) (5) (6)	276	85	411	555	618
Straight-line rental income (5)	2,356	3,605	6,067	6,528	6,593
(Gain) loss on interest rate swaps	1,097	1,176	892	1,783	1,678
Stock based compensation expense (1)	(507)	(855)	-	-	-
Non-cash interest expense (5) (7)	(736)	(655)	(1,227)	(862)	(858)
Total other non-cash adjustments	2,486	3,356	6,143	8,004	8,031
Non-incremental capital expenditures (4) (5)	19,344	18,118	14,595	20,930	9,362
Normalized FFO	$ 63,103	$ 67,417	$ 71,364	$ 73,536	$ 66,006
Weighted-average common shares outstanding - basic	124,851	129,410	134,668	135,816	136,521
Normalized FFO per share (basic)	$ 0.51	$ 0.52	$ 0.53	$ 0.54	$ 0.48
AFFO per share (basic)	$ 0.33	$ 0.36	$ 0.38	$ 0.33	$ 0.36
Weighted-average common shares outstanding - diluted	124,887	129,410	134,668	135,816	136,521
Normalized FFO per share (diluted)	$ 0.51	$ 0.52	$ 0.53	$ 0.54	$ 0.48
AFFO per share (diluted)	$ 0.33	$ 0.36	$ 0.38	$ 0.33	$ 0.36

(1) This item represents the noncash impact of compensation expense related to stock grants under our 2013 Long-Term Incentive Plan.

(2) Excludes adjustments for straight-line rent related to lease terminations.

(3) Includes adjustments for straight line-rent related to lease terminations.

(4) See page 28 of this supplemental report for a description of Non-Incremental Capital Expenditures.

(5) Includes amounts attributable to consolidated properties, including discontinued operations.

(6) GAAP implicitly assumes that the value of intangible lease assets (liabilities) diminishes predictably over time and, thus, requires these charges to be recognized ratably over the respective lease terms. Such intangible lease assets (liabilities) arise from the allocation of acquisition price related to direct costs associated with obtaining a new tenant, the value of opportunity costs associated with lost rentals, the value of tenant relationships, and the value of effective rental rates of in-place leases that are above or below market rates of comparable leases at the time of acquisition. Like real estate values, market lease rates in aggregate have historically risen or fallen with local market conditions.

(7) This item represents amortization of financing costs paid in connection with executing our debt instruments, and the accretion of premiums (and amortization of discounts) on certain of our debt instruments. GAAP requires these items to be recognized over the remaining term of the respective debt instrument, which may not correlate with the ongoing operations of our real estate portfolio.

Columbia Property Trust, Inc.

Funds From Operations (FFO) and Adjusted Funds From Operations (AFFO) - Net Income

Unaudited (in thousands, except per-share amounts)

	Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Net Income (loss) Attributable to Columbia Property Trust, Inc.	$ 3,400	$ 12,927	$ 4,800	$ 20,601	$ (22,608)
Depreciation of real estate assets (1)	27,304	27,689	30,911	30,608	30,627
Amortization of lease-related costs (1)	18,521	19,999	22,027	22,327	21,947
Gain on sale of discontinued operations	328	(1,211)	-	-	(10,014)
Impairment loss on real estate assets (1)	13,550	-	12,870	-	16,867
FFO	$ 63,103	$ 59,404	$ 70,608	$ 73,536	$ 36,819
Consulting and transition services fees (2)	-	-	-	-	29,187
Real estate acquisition-related costs	-	-	-	-	-
Listing costs	-	3,304	756	-	-
Loss on early extinguishment of debt	-	4,709	-	-	-
Normalized FFO	$ 63,103	$ 67,417	$ 71,364	$ 73,536	$ 66,006
Additional amortization of lease assets (liabilities) (3)	(276)	(85)	(411)	(555)	(618)
Straight-line rental income (1)	(2,356)	(3,605)	(6,067)	(6,528)	(6,593)
(Gain) loss on interest rate swaps	(1,097)	(1,176)	(892)	(1,783)	(1,678)
Stock based compensation expense (4)	507	855	-	-	-
Non-cash interest expense (5)	736	655	1,227	862	858
Total other non-cash adjustments	**(2,486)**	**(3,356)**	**(6,143)**	**(8,004)**	**(8,031)**
Non-incremental capital expenditures (6)	(19,344)	(18,118)	(14,595)	(20,930)	(9,362)
AFFO	$ 41,273	$ 45,943	$ 50,626	$ 44,602	$ 48,613
Weighted-average common shares outstanding - basic	124,851	129,410	134,668	135,816	136,521
Normalized FFO per share (basic)	$ 0.51	$ 0.52	$ 0.53	$ 0.54	$ 0.48
AFFO per share (basic)	$ 0.33	$ 0.36	$ 0.38	$ 0.33	$ 0.36
Weighted-average common shares outstanding - diluted	124,887	129,410	134,668	135,816	136,521
Normalized FFO per share (diluted)	$ 0.51	$ 0.52	$ 0.53	$ 0.54	$ 0.48
AFFO per share (diluted)	$ 0.33	$ 0.36	$ 0.38	$ 0.33	$ 0.36

(1) Includes amounts attributable to consolidated properties, including discontinued operations.
(2) Includes nonrecurring fees incurred under the consulting and transition services agreements. See Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2013 for a description of these fees.
(3) GAAP implicitly assumes that the value of intangible lease assets (liabilities) diminishes predictably over time and, thus, requires these charges to be recognized ratably over the respective lease terms. Such intangible lease assets (liabilities) arise from the allocation of acquisition price related to direct costs associated with obtaining a new tenant, the value of opportunity costs associated with lost rentals, the value of tenant relationships, and the value of effective rental rates of in-place leases that are above or below market rates of comparable leases at the time of acquisition. Like real estate values, market lease rates in aggregate have historically risen or fallen with local market conditions.
(4) This item represents the noncash impact of compensation expense related to stock granted under our 2013 Long-Term Incentive Plan.
(5) This item represents amortization of financing costs paid in connection with executing our debt instruments, and the accretion of premiums (and amortization of discounts) on certain of our debt instruments. GAAP requires these items to be recognized over the remaining term of the respective debt instrument, which may not correlate with the ongoing operations of our real estate portfolio.
(6) See page 28 of this supplemental report for a description of Non-Incremental Capital Expenditures.

Unaudited (in thousands)

	Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
GAAP Basis					
Rental Income (1)	100,568	100,639	101,859	103,101	101,305
Tenant Reimbursements	23,733	24,293	23,073	21,266	22,244
Hotel Income	4,061	5,452	6,788	6,562	4,954
Other Property Income	360	519	347	395	288
Total Revenues	$ 128,722	$ 130,903	$ 132,067	$ 131,324	$ 128,791
Property Operating Costs	(39,136)	(40,347)	(39,949)	(37,546)	(38,443)
Hotel Operating Costs	(4,141)	(4,566)	(4,693)	(4,820)	(4,261)
Total Operating Expenses	$ (43,277)	$ (44,913)	$ (44,642)	$ (42,366)	$ (42,704)
Net Operating Income - Same Store (3) (4)	$ 85,445	$ 85,990	$ 87,425	$ 88,958	$ 86,087
Net Operating Income from:					
Acquisitions (1)	-	-	-	-	-
Dispositions (1)	295	4,336	11,395	11,337	11,925
Net Operating Income GAAP - Total	$ 85,740	$ 90,326	$ 98,820	$ 100,295	$ 98,012
Cash Basis					
Rental Income (2)	97,327	97,078	96,595	97,454	96,021
Tenant Reimbursements	23,733	24,293	23,073	21,266	22,244
Hotel Income	4,061	5,452	6,788	6,562	4,954
Other Property Income	361	519	347	395	288
Total Revenues	$ 125,482	$ 127,342	$ 126,803	$ 125,677	$ 123,507
Property Operating Costs	(38,387)	(39,598)	(39,200)	(36,797)	(37,694)
Hotel Operating Costs	(4,141)	(4,566)	(4,693)	(4,820)	(4,261)
Total Operating Expenses	$ (42,528)	$ (44,164)	$ (43,893)	$ (41,617)	$ (41,955)
Net Operating Income - Same Store (3) (4)	$ 82,954	$ 83,178	$ 82,910	$ 84,060	$ 81,552
Net Operating Income from:					
Acquisitions (2)	-	-	-	-	-
Dispositions (2)	295	3,639	9,500	9,324	8,991
Net Operating Income CASH - Total	$ 83,249	$ 86,817	$ 92,410	$ 93,384	$ 90,543

(1) Includes straight-line rents and fair value lease adjustments.

(2) Excludes straight-line rents and fair value lease adjustments.

(3) There were no acquisitions during the periods presented, so the operating activity for all properties, other than those we have sold during the periods presented, is included in our same store amounts.

(4) Does not include the following dispositions: 2000 Park Lane, Lakepointes 3/5, Tampa Commons, Baldwin Point, 180 E 100 South, Edgewater, 11950 Corporate Blvd, One West Fourth, Dvintsev Business Center B, 2500 Windy Ridge Parkway, 4200 Wildwood Parkway, 4100-4300 Wildwood Parkway, 120 Eagle Rock, 919 Hidden Ridge, 4300 Centreway Place, One Century Place, Sterling Commerce Center, Chase Center Building, 4241 Irwin Simpson, 8990 Duke Road, 11200 West Parkland Avenue, College Park Plaza, 1200 Morris Drive, 13655 Riverport Drive, 15815 & 16201 25th Avenue West, and 333 & 777 Republic Drive.

Reconciliation of GAAP to Cash Net Operating Income					
Net Operating Income GAAP - Total	$ 85,740	$ 90,326	$ 98,820	$ 100,295	$ 98,012
Less					
Straight-line rental income (excluding lease terminations)	(2,090)	(3,246)	(5,638)	(5,955)	(6,593)
Net effect of above/(below) lease market amortization	(401)	(263)	(772)	(956)	(876)
Net Operating Income CASH - Total	$ 83,249	$ 86,817	$ 92,410	$ 93,384	$ 90,543

Unaudited (in thousands)

	Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Net Income (loss)	$ 3,400	$ 12,927	$ 4,800	$ 20,601	$ (22,608)
Net interest expense	17,910	23,191	26,567	26,049	26,134
Interest income from development authority bonds	(1,800)	(6,671)	(9,107)	(9,107)	(9,107)
Income tax expense (benefit)	(344)	(146)	424	323	(101)
Depreciation	27,304	27,285	27,155	26,955	26,710
Amortization	18,521	19,121	19,705	19,982	19,902
EBITDA	$ 64,991	$ 75,707	$ 69,544	$ 84,803	$ 40,930
Impairment loss	13,550	-	-	-	-
Consulting and transition services fees (1)	-	-	-	-	29,187
Listing costs	-	3,304	756	-	-
Real estate acquisition-related costs	-	-	-	-	-
Discontinued operations adjustments	328	5,196	20,079	7,126	13,945
Adjusted EBITDA	$ 78,869	$ 84,207	$ 90,379	$ 91,929	$ 84,062
Asset management fees (2)	-	-	-	-	5,083
General and administrative	6,946	8,210	7,880	8,957	7,632
Interest rate swap valuation adjustment	(1,097)	(1,176)	(892)	(1,783)	(1,678)
Interest expense associated with interest rate swaps	1,327	1,320	1,311	1,619	1,621
Lease termination income - Cash (3)	(181)	(2,056)	(6)	-	-
Amortization of deferred maintenance	125	58	54	48	47
Straight line rent (2)	(2,356)	(3,605)	(6,067)	(6,528)	(6,593)
Net effect of above/(below) market amortization (2)	(402)	(118)	(392)	(571)	(466)
Net operating income - cash basis from discontinued operations	18	47	143	(286)	835
Lease termination expense - GAAP (4)	-	(70)	-	(1)	-
Net Operating Income - Cash Basis	$ 83,249	$ 86,817	$ 92,410	$ 93,384	$ 90,543
Less Net Operating Income from:					
Acquisitions (5)	-	-	-	-	-
Dispositions (6)	(295)	(3,639)	(9,500)	(9,324)	(8,991)
Same Store NOI - Cash Basis	$ 82,954	$ 83,178	$ 82,910	$ 84,060	$ 81,552

(1) Includes nonrecurring fees incurred under the consulting and transition services agreements. See Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2013 for a description of these fees.
(2) Includes amounts attributable to consolidated properties, including discontinued operations.
(3) Excludes adjustments for straight line-rent related to lease terminations.
(4) Includes adjustments for straight line-rent related to lease terminations.
(5) There were no acquisitions during the periods presented, so the operating activity for all properties, other than those we have sold during the periods presented, is included in our same store amounts.
(6) Dispositions include: 2000 Park Lane, Lakepointes 3/5, Tampa Commons, Baldwin Point, 180 E 100 South, Edgewater, 11950 Corporate Blvd, One West Fourth, Dvintsev Business Center B, 2500 Windy Ridge Parkway, 4200 Wildwood Parkway, 4100-4300 Wildwood Parkway, 120 Eagle Rock, 919 Hidden Ridge, 4300 Centreway Place, One Century Place, Sterling Commerce Center, Chase Center Building, 4241 Irwin Simpson, 8990 Duke Road, 11200 West Parkland Avenue, College Park Plaza, 1200 Morris Drive, 13655 Riverport Drive, 15815 & 16201 25th Avenue West, and 333 & 777 Republic Drive.

Unaudited (in thousands)

	Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Net income (loss)	$ 3,400	$ 12,927	$ 4,800	$ 20,601	$ (22,608)
Net interest expense	17,910	23,191	26,567	26,049	26,134
Interest income from development authority bonds	(1,800)	(6,671)	(9,107)	(9,107)	(9,107)
Income tax expense (benefit)	(344)	(146)	424	323	(101)
Depreciation	27,304	27,285	27,155	26,955	26,710
Amortization	18,521	19,121	19,705	19,982	19,902
EBITDA	$ 64,991	$ 75,707	$ 69,544	$ 84,803	$ 40,930
Impairment loss	13,550	-	-	-	-
Consulting and transition services fees (1)	-	-	-	-	29,187
Listing costs	-	3,304	756	-	-
Real estate acquisition-related costs	-	-	-	-	-
Discontinued operations adjustments	328	5,196	20,079	7,126	13,945
Adjusted EBITDA	$ 78,869	$ 84,207	$ 90,379	$ 91,929	$ 84,062
Asset management fees (2)	-	-	-	-	5,083
General and administrative	6,946	8,210	7,880	8,957	7,632
Interest rate swap valuation adjustment	(1,097)	(1,176)	(892)	(1,783)	(1,678)
Interest expense associated with interest rate swaps	1,327	1,320	1,311	1,619	1,621
Lease termination income - GAAP (3)	(447)	(2,485)	(435)	(571)	-
Net operating income - GAAP basis from discontinued operations	142	250	577	144	1,292
Net Operating Income - GAAP Basis	$ 85,740	$ 90,326	$ 98,820	$ 100,295	$ 98,012
Net Operating Income from:					
Acquisitions (4)	-	-	-	-	-
Dispositions (5)	(295)	(4,336)	(11,395)	(11,337)	(11,925)
Same Store NOI - GAAP Basis	$ 85,445	$ 85,990	$ 87,425	$ 88,958	$ 86,087

(1) Includes nonrecurring fees incurred under the consulting and transition services agreements. See Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2013 for a description of these fees.

(2) Includes amounts attributable to consolidated properties, including discontinued operations.

(3) Includes adjustments for straight line-rent related to lease terminations.

(4) There were no acquisitions during the periods presented, so the operating activity for all properties, other than those we have sold during the periods presented, is included in our same store amounts.

(5) Dispositions include: 2000 Park Lane, Lakepointes 3/5, Tampa Commons, Baldwin Point, 180 E 100 South, Edgewater, 11950 Corporate Blvd, One West Fourth, Dvintsev Business Center B, 2500 Windy Ridge Parkway, 4200 Wildwood Parkway, 4100-4300 Wildwood Parkway, 120 Eagle Rock, 919 Hidden Ridge, 4300 Centreway Place, One Century Place, Sterling Commerce Center, Chase Center Building, 4241 Irwin Simpson, 8990 Duke Road, 11200 West Parkland Avenue, College Park Plaza, 1200 Morris Drive, 13655 Riverport Drive, 15815 & 16201 25th Avenue West, and 333 & 777 Republic Drive.

Unaudited ($ in thousands)

Facility	Rate Type	Rate	Maturity	Balance
Secured				
Market Square Buildings mortgage note	Fixed	5.07%	July-23	$ 325,000
333 Market Street Building mortgage note (1)	Fixed	4.75%	July-15	207,374
100 East Pratt Street Building mortgage note	Fixed	5.08%	June-17	105,000
263 Shuman Boulevard Building mortgage note	Fixed	5.55%	July-17	49,000
SanTan Corporate Center mortgage notes	Fixed	5.83%	October-16	39,000
One Glenlake Building mortgage note	Fixed	5.80%	December-18	34,068
215 Diehl Road Building mortgage note	Fixed	5.55%	July-17	21,000
544 Lakeview Building mortgage note	Fixed	5.54%	December-14	9,010
Weighted Average / Subtotal		**5.10%**	**62 Months**	**$ 789,452**
			% of Total Debt	**53.0%**
Unsecured				
$450 Million Term Loan (2)	Fixed	2.27%	February-16	$ 450,000
Revolving Credit Facility ($500 MM) (3)	Floating	LIBOR + 130 bps	August-17	-
5.875% Unsecured Senior Notes	Fixed	5.88%	April-18	248,993
Weighted Average / Subtotal		**3.55%**	**31 Months**	**$ 698,993**
			% of Total Debt	**47.0%**
Weighted Average / Total		**4.38%**	**48 Months**	**$ 1,488,445**

Floating and Fixed Rate Debt Analysis		
	% of Total Debt	**Weighted Average Rate**
Fixed Rate Debt	100.0%	4.38%
Floating Rate Debt	0.0%	0.00%
Total Debt	**100.0%**	**4.38%**

Bond Covenant Compliance (As defined in Indenture Agreement)		**Metric**	**Actual (3/31/2014)**
Aggregate Debt Test	Max	60%	28%
Debt Service Test	Min	1.50x	4.48x
Secured Debt Test	Max	40%	15%
Maintenance of Total Unencumbered Assets	Min	150%	543%

Term Loan / Revolving Credit Facility Covenant Compliance (As defined in Credit Agreement)		**Metric**	**Actual (3/31/2014)**
Secured Debt To Total Asset Value Ratio	Max	40%	16%
Interest Coverage Ratio (adjusted EBITDA)	Min	1.75x	4.32x
Debt to Total Asset Value Ratio	Max	50%	32%
Unencumbered Interest Coverage Ratio	Min	2.00x	7.80x
Unencumbered Asset Coverage Ratio	Min	2.00x	4.82x

(1) Columbia Property Trust is party to an interest rate swap agreement, which effectively fixes its interest rate on the 333 Market Street Building mortgage note at 4.75% per annum and terminates on June 1, 2015. This interest rate swap agreement does not qualify for hedge accounting treatment; therefore, changes in fair value are recorded as a gain or loss on interest rate swaps in our consolidated statements of operations.

(2) Columbia Property Trust is party to an interest rate swap agreement, which effectively fixes its interest rate on the $450 Million Term Loan at 2.28% per annum and terminates on February 3, 2016. The spread over the swapped rate is based on the company's credit rating with a range from 1.15% to 1.95%. This interest rate swap agreement qualifies for hedge accounting treatment; therefore, changes in fair value are recorded as a market value adjustment to interest rate swap in our consolidated statements of other comprehensive income. This loan carries two 1-year extension options.

(3) The Revolving Credit Facility ($500MM) bears interest at a rate based on, at the option of Columbia Property Trust, LIBOR for seven days, one-, two-, three-, or six-month periods, plus an applicable margin ranging from 1.00% to 1.70% based on credit rating, or the alternate base rate which is the greater of (a) Prime Rate, (b) Fed Funds plus 1/2 of 1%, and (c) the Libor Rate plus 1%, plus an applicable margin ranging from 0.00% to 0.70% based on credit rating. This facility carries one 1-year extension option.

Unaudited ($ in thousands) (at 3/31/2014)

Maturity Year	Secured Debt - Balance	Unsecured Debt - Balance	W.A. Rate (1)	% of Total Debt	% of Gross Real Estate Assets
2014	9,010	-	5.54%	0.6%	0.2%
2015	207,374	-	4.75%	13.9%	4.1%
2016	39,000	450,000	2.55%	32.9%	9.6%
2017	175,000	-	5.27%	11.8%	3.4%
2018	34,068	248,993	5.87%	19.0%	5.6%
2023	325,000	-	5.07%	21.8%	6.4%
Total	**$ 789,452**	**$ 698,993**	**4.38%**	**100.0%**	**29.3%**



(1) Includes effective rates on variable rate loans swapped to fixed.

Unaudited (SF & $ in thousands) (at 3/31/2014)

Property	Market	Ownership %	Secured Debt?	Annualized Lease Revenue (ALR)	% of ALR	ALR / Leased S.F.	Rentable S. F.	Leased S. F.	% Leased
MARKET SQUARE	D.C.	100%	Yes	$ 50,382	10.7%	$ 78.60	684	641	93.7%
80 M STREET	D.C.	100%		11,803	2.5%	51.54	285	229	80.4%
Subtotal - D.C.				62,185	13.2%	71.48	969	870	89.8%
LINDBERGH CENTER	Atlanta, GA	100%		21,411	4.6%	22.42	955	955	100.0%
LENOX PARK BUILDINGS	Atlanta, GA	100%		19,824	4.2%	19.06	1,040	1,040	100.0%
ONE GLENLAKE PARKWAY	Atlanta, GA	100%	Yes	9,083	1.9%	28.47	349	319	91.4%
THREE GLENLAKE BUILDING	Atlanta, GA	100%		7,171	1.5%	20.20	355	355	100.0%
Subtotal - Atlanta				57,489	12.2%	21.54	2,699	2,669	98.9%
333 MARKET STREET	San Francisco, CA	100%	Yes	24,489	5.3%	37.27	657	657	100.0%
1950 UNIVERSITY CIRCLE	San Francisco, CA	100%		10,950	2.3%	68.44	165	160	97.0%
1900 UNIVERSITY CIRCLE	San Francisco, CA	100%		10,336	2.2%	79.51	143	130	90.9%
2000 UNIVERSITY CIRCLE	San Francisco, CA	100%		9,731	2.1%	68.05	143	143	100.0%
Subtotal - San Francisco				55,506	11.9%	50.92	1,108	1,090	98.4%
INTERNATIONAL FINANCIAL TOWER	N. New Jersey	100%		23,230	5.0%	37.47	630	620	98.4%
80 PARK PLAZA	N. New Jersey	100%		20,407	4.3%	21.24	961	961	100.0%
180 PARK AVENUE 103 & 104	N. New Jersey	100%		-	0.0%	-	385	-	0.0%
180 PARK AVENUE 105	N. New Jersey	100%		1,883	0.4%	26.52	221	71	32.1%
Subtotal - N. New Jersey				45,520	9.7%	27.55	2,197	1,652	75.2%
100 EAST PRATT	Baltimore, MD	100%	Yes	22,343	4.7%	35.52	653	629	96.3%
1580 WEST NURSERY ROAD	Baltimore, MD	100%		7,814	1.7%	24.81	315	315	100.0%
7031 COLUMBIA GATEWAY DRIVE	Baltimore, MD	100%		7,164	1.5%	28.89	248	248	100.0%
Subtotal - Baltimore				37,321	7.9%	31.31	1,216	1,192	98.0%
5 HOUSTON CENTER	Houston, TX	100%		21,668	4.7%	41.67	581	520	89.5%
HOUSTON ENERGY CENTER I	Houston, TX	100%		12,350	2.6%	37.20	332	332	100.0%
515 POST OAK	Houston, TX	100%		1,989	0.4%	19.31	274	103	37.6%
Subtotal - Houston				36,007	7.7%	37.70	1,187	955	80.5%
KEY CENTER TOWER	Cleveland, OH	100%		35,486	7.5%	29.13	1,276	1,218	95.5%
KEY CENTER MARRIOTT (HOTEL)	Cleveland, OH	100%		-	0.0%	-	-	-	0.0%
Subtotal - Cleveland				35,486	7.5%	29.13	1,276	1,218	95.5%
HIGHLAND LANDMARK III	Chicago, IL	100%		6,687	1.5%	30.53	274	219	79.9%
263 SHUMAN BOULEVARD	Chicago, IL	100%	Yes	6,314	1.3%	17.84	354	354	100.0%
THE CORRIDORS III	Chicago, IL	100%		5,875	1.2%	26.46	222	222	100.0%
3333 FINLEY ROAD	Chicago, IL	100%		4,878	1.0%	23.57	207	207	100.0%
215 DIEHL ROAD	Chicago, IL	100%	Yes	4,096	0.9%	25.28	162	162	100.0%
1501 OPUS PLACE	Chicago, IL	100%		2,016	0.4%	17.53	115	115	100.0%
544 LAKEVIEW	Chicago, IL	100% (1)	Yes	1,731	0.4%	19.23	139	90	64.7%
BANNOCKBURN LAKE III	Chicago, IL	100%		-	0.0%	-	106	-	0.0%
Subtotal - Chicago				31,597	6.7%	23.08	1,579	1,369	86.7%
222 EAST 41ST STREET	New York, NY	100%		28,073	6.0%	79.30	373	354	94.9%
Subtotal - New York				28,073	6.0%	79.30	373	354	94.9%
550 KING STREET BUILDINGS	Boston, MA	100%		10,483	2.2%	21.39	490	490	100.0%
ONE ROBBINS ROAD	Boston, MA	100%		5,557	1.2%	18.65	298	298	100.0%
FOUR ROBBINS ROAD	Boston, MA	100%		3,908	0.8%	24.43	160	160	100.0%
9 TECHNOLOGY DRIVE	Boston, MA	100%		3,581	0.8%	14.27	251	251	100.0%
Subtotal - Boston				23,529	5.0%	19.62	1,199	1,199	100.0%

(1) 544 Lakeview is owned through a subsidiary in which Columbia Property Trust holds a 50% ownership interest, and holds a 100% economic interest.

Unaudited (SF & $ in thousands)

Property	Market	Ownership %	Secured Debt?	Annualized Lease Revenue (ALR)	% of ALR	ALR / Leased S.F.	Rentable S. F.	Leased S. F.	% Leased
CRANBERRY WOODS DRIVE	Pittsburgh, PA	100%		15,115	3.2%	18.34	824	824	100.0%
Subtotal - Pittsburgh				15,115	3.2%	18.34	824	824	100.0%
SOUTH JAMAICA STREET	Denver, CO	100%		12,840	2.7%	26.86	478	478	100.0%
Subtotal - Denver				12,840	2.7%	26.86	478	478	100.0%
STERLING COMMERCE	Dallas, TX	100%		7,666	1.6%	24.65	311	311	100.0%
Subtotal - Dallas				7,666	1.6%	24.65	311	311	100.0%
PASADENA CORPORATE PARK	Los Angeles, CA	100%		7,084	1.5%	28.56	264	248	93.9%
Subtotal - Los Angeles				7,084	1.5%	28.56	264	248	93.9%
800 NORTH FREDERICK	Sub. Maryland	100%		7,043	1.5%	17.92	393	393	100.0%
Subtotal - Sub. Maryland				7,043	1.5%	17.92	393	393	100.0%
TWO SANTAN CORPORATE CENTER	Phoenix, AZ	100%	Yes	3,194	0.7%	24.02	133	133	100.0%
ONE SANTAN CORPORATE CENTER	Phoenix, AZ	100%	Yes	2,963	0.6%	22.11	134	134	100.0%
Subtotal - Phoenix				6,157	1.3%	23.06	267	267	100.0%
SUNTRUST BUILDING	Orlando, FL	100%		1,939	0.4%	15.15	128	128	100.0%
Subtotal - Orlando				1,939	0.4%	15.15	128	128	100.0%
Total - All Properties				$ 470,557	100%	$ 30.92	16,468	15,217	92.4%

Unaudited (SF & $ in thousands) (as of 3/31/2014)

Geography	State	Number of Properties	Annualized Lease Revenue (ALR)	% of ALR	Rentable Square Footage	Leased Square Footage	% Leased
D.C.	DC	2	$ 62,185	13.2%	969	870	89.8%
Atlanta	GA	4	57,489	12.2%	2,699	2,669	98.9%
San Francisco	CA	4	55,506	11.9%	1,108	1,090	98.4%
N. New Jersey	NJ	4	45,520	9.7%	2,197	1,652	75.2%
Baltimore	MD	3	37,321	7.9%	1,216	1,192	98.0%
Houston	TX	3	36,007	7.7%	1,187	955	80.5%
Cleveland	OH	2	35,486	7.5%	1,276	1,218	95.5%
Chicago	IL	8	31,597	6.7%	1,579	1,369	86.7%
New York	NY	1	28,073	6.0%	373	354	94.9%
Boston	MA	4	23,529	5.0%	1,199	1,199	100.0%
Pittsburgh	PA	1	15,115	3.2%	824	824	100.0%
Denver	CO	1	12,840	2.7%	478	478	100.0%
Dallas	TX	1	7,666	1.6%	311	311	100.0%
Los Angeles	CA	1	7,084	1.5%	264	248	93.9%
Sub. Maryland	MD	1	7,043	1.5%	393	393	100.0%
Phoenix	AZ	2	6,157	1.3%	267	267	100.0%
Orlando	FL	1	1,939	0.4%	128	128	100.0%
Total		**43**	**$ 470,557**	**100%**	**16,468**	**15,217**	**92.4%**



Geographic Distribution by ALR

- Top - 10 Markets
- All Other Markets



Top-10 Markets by ALR

- D.C.
- Atlanta
- San Francisco
- N. New Jersey
- Baltimore
- Houston
- Cleveland
- Chicago
- New York
- Boston

Unaudited (SF & $ in thousands) (as of 3/31/2014)

Tenant	Credit Rating (1)	Number of Properties	Lease Expiration(s) (2)	Annualized Lease Revenue (ALR)	% of ALR	Leased Square Footage
AT&T Corporation/AT&T Services	A-	2	(3)	$ 41,236	8.8%	1,995
Jones Day	Not Rated	1	2016	27,581	5.9%	353
Wells Fargo Bank N.A.	AA-	3	(4)	25,485	5.4%	670
PSEG Services Corporation	BBB+	1	2030	20,407	4.3%	961
IBM	AA-	4	(5)	20,330	4.3%	977
Keybank National Association	A-	1	2030	19,569	4.2%	676
Pershing LLC	A+	1	2021	17,093	3.6%	471
T Rowe Price Associates Inc.	Not Rated	1	2027	15,243	3.2%	425
Westinghouse Electric Company	BBB	1	2025	15,115	3.2%	824
CH2M Hill, Inc.	Not Rated	1	2017	12,840	2.7%	478
Foster Wheeler	BBB-	1	2018	12,350	2.6%	332
Alcatel-Lucent	B-	2	2017	9,465	2.0%	458
Fulbright & Jaworski	Not Rated	1	2015	8,629	1.8%	127
Newell Rubbermaid, Inc.	BBB-	2	2023	8,572	1.8%	411
Northrop Grumman Systems Corporation	BBB+	1	2017	7,814	1.7%	315
DLA Piper US, LLP	Not Rated	1	2018	7,677	1.6%	119
Micros Systems, Inc.	Not Rated	1	2016	7,164	1.5%	248
Shearman & Sterling	Not Rated	1	2016	6,917	1.5%	93
Acxiom/May and Speh Inc	BB	1	2021	6,894	1.5%	322
OfficeMax	B-	1	2017	6,314	1.3%	354
Other			Various	173,862	37.1%	4,608
Total				**$ 470,557**	**100%**	**15,217**

Industry Diversification



- Services - Legal Services
- FIRE - Depository Institutions
- Trans & Util - Communication
- Trans & Util - Electric, Gas, And Sanitary Services
- Services - Business Services
- Manf. - Industrial Machinery And Equipment
- Services - Engineering & Management Services
- FIRE - Security And Commodity Brokers
- Retail - Miscellaneous Retail
- Manf. - Transportation Equipment
- All Other



(1) Credit rating may reflect the credit rating of the parent or a guarantor. Only the Standard & Poor's credit rating has been provided.

(2) Unless otherwise indicated, Lease Expiration represents the expiration year of the majority of the square footage leased by the tenant.

(3) There are several leases with AT&T with expiration years ranging from 2018-2023. As a percentage of AT&T's expiring ALR, there is 7.1% expiring in 2018, 56.5% in 2020, and 36.4% in 2023.

(4) There are several leases with Wells Fargo Bank N.A. with expiration years ranging from 2015-2026. As a percentage of Wells Fargo's expiring ALR, there is 5.1% expiring in 2015, 7.3% in 2017, 1.2% in 2024, and 86.4% in 2026.

(5) There are several leases with IBM with expiration years ranging from 2016-2020. As a percentage of IBM's expiring ALR, there is 47.2% expiring in 2016, 1.5% in 2019, and 51.3% in 2020.

Unaudited (SF & $ in thousands) (at 4/30/2014)

	Expiring Annualized Lease Revenue (ALR)	% of ALR Expiring	Expiring Rentable Square Footage	% of Rentable Square Footage Expiring
Vacant	-	-	1,251	7.6%
2014	6,164	1.3%	195	1.2%
2015	34,255	7.3%	868	5.3%
2016	69,517	14.8%	1,537	9.3%
2017	59,561	12.7%	2,223	13.5%
2018	40,611	8.6%	1,044	6.3%
2019	13,715	2.9%	475	2.9%
2020	51,248	10.9%	2,102	12.8%
2021	35,970	7.6%	982	6.0%
2022	29,645	6.3%	927	5.6%
2023	24,686	5.2%	1,063	6.5%
2024	3,990	0.8%	121	0.7%
2025	20,368	4.3%	1,134	6.9%
2026	29,543	6.3%	789	4.7%
2027	15,271	3.2%	425	2.5%
2028+	36,013	7.8%	1,332	8.2%
Total	**$ 470,557**	**100%**	**16,468**	**100%**



Lease Expiration Schedule

■ % of ALR Expiring

| | Three Months Ended | | | | | | | |
| | 06/30/14 | | 09/30/14 | | 12/31/14 | | 03/31/15 | |
	Expiring Square Footage	Expiring ALR (1)	Expiring Square Footage	Expiring ALR (1)	Expiring Square Footage	Expiring ALR (1)	Expiring Square Footage	Expiring ALR (1)
D.C.	1,605	$ 99,429	13,004	$ 949,841	-	$ -	-	$ -
Atlanta	-	-	5,463	162,387	-	-	108,313	3,613,441
San Francisco	2,907	-	2,471	208,885	-	-	16,314	1,375,817
N. New Jersey	1,370	60,302	20	240	3,471	197,411	-	-
Baltimore	-	2,787	-	-	-	-	-	-
Houston	1,779	54,849	-	-	-	-	-	-
Cleveland	20,859	631,168	-	-	4,564	116,001	45,304	1,009,171
Chicago	34,244	709,568	23,859	750,165	50,626	1,406,650	6,126	195,709
New York	-	-	-	-	-	-	-	-
Boston	-	-	-	-	-	-	-	-
Pittsburgh	-	-	-	-	-	-	-	-
Denver	-	-	-	-	-	-	-	-
Dallas	-	-	-	-	-	-	-	-
Los Angeles	-	-	-	-	-	-	-	-
Sub. Maryland	-	-	-	-	-	-	-	-
Phoenix	2,814	72,981	-	-	11,555	296,555	5,990	191,655
Orlando	-	-	-	-	-	-	-	-
Total (2)	65,578	1,631,084	44,817	2,071,519	70,216	2,016,617	182,047	6,385,793
% of Total Portfolio	0.4%	0.3%	0.3%	0.4%	0.4%	0.4%	1.1%	1.4%

(1) Expiring ALR is calculated as expiring square footage multiplied by the gross rent per square foot of the tenant currently leasing the space.
(2) Total expiring lease revenue in any given year will not tie to the expiring Annualized Lease Revenue presented on the Lease Expiration Schedule on the previous page as the Lease Expiration Schedule accounts for the revenue effects of newly signed leases. Reflected herein are expiring revenues based on in place rental rates.

Unaudited ($ in thousands); Weighted average unless otherwise noted

Renewal Leases

	Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Number of Leases	4	9	6	9	3
Square Feet of Leasing	442,646	170,755	394,896	606,282	15,192
Lease Term (months)	166	70	131	147	19
Cash Rent Releasing Spread	-20.8%	-14.7%	-8.9%	1.7%	2.8%
GAAP Rent Releasing Spread	-5.9%	-8.9%	N/A	N/A	N/A
Tenant Improvements per Square Foot	29.74	18.95	11.72	23.51	0.00
Leasing Commissions per Square Foot	12.97	6.11	10.72	7.98	2.78
Total per Square Foot	$ 42.71	$ 25.06	$ 22.44	$ 31.49	$ 2.78
Tenant Improvements per Square Foot per Year of Lease Term	2.16	3.24	1.07	1.92	0.00
Leasing Commissions per Square Foot per Year of Lease Term	0.94	1.05	0.98	0.65	1.78
Total per Square Foot per Year	$ 3.10	$ 4.29	$ 2.06	$ 2.57	$ 1.78

New Leases (Space Vacant > 1 Year)

	Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Number of Leases	1	7	9	1	3
Square Feet of Leasing	2,758	165,869	88,237	2,436	35,407
Lease Term (months)	65	82	73	120	111
Tenant Improvements per Square Foot	7.00	37.62	36.44	86.34	43.69
Leasing Commissions per Square Foot	21.55	15.18	13.64	29.20	17.41
Total per Square Foot	$ 28.55	$ 52.80	$ 50.08	$ 115.54	$ 61.10
Tenant Improvements per Square Foot per Year of Lease Term	1.29	5.51	5.98	8.63	4.73
Leasing Commissions per Square Foot per Year of Lease Term	3.98	2.22	2.24	2.92	1.88
Total per Square Foot per Year	$ 5.27	$ 7.73	$ 8.22	$ 11.55	$ 6.61

New Leases (Space Vacant < 1 Year)

	Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Number of Leases	4	7	5	4	3
Square Feet of Leasing	14,637	165,832	45,548	21,766	62,032
Lease Term (months)	104	152	107	110	131
Cash Rent Releasing Spread	8.7%	4.6%	0.7%	-30.1%	-13.2%
GAAP Rent Releasing Spread	20.4%	11.1%	N/A	N/A	N/A
Tenant Improvements per Square Foot	37.50	51.66	28.60	37.02	41.82
Leasing Commissions per Square Foot	22.10	12.83	14.44	15.80	16.88
Total per Square Foot	$ 59.60	$ 64.49	$ 43.04	$ 52.82	$ 58.70
Tenant Improvements per Square Foot per Year of Lease Term	4.33	4.07	3.20	4.04	3.82
Leasing Commissions per Square Foot per Year of Lease Term	2.55	1.01	1.61	1.73	1.54
Total per Square Foot per Year	$ 6.88	$ 5.08	$ 4.81	$ 5.77	$ 5.36

Total Leases

	Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Number of Leases	9	23	20	14	9
Square Feet of Leasing	460,041	502,456	528,681	630,484	112,631
Lease Term (months)	164	101	119	146	110
Cash Rent Releasing Spread	-20.1%	-4.3%	-7.9%	0.6%	-10.1%
GAAP Rent Releasing Spread	-5.3%	1.8%	N/A	N/A	N/A
Tenant Improvements per Square Foot	29.79	36.94	17.30	24.22	36.77
Leasing Commissions per Square Foot	13.22	11.97	11.53	8.33	15.14
Total per Square Foot	$ 43.01	$ 48.91	$ 28.83	$ 32.55	$ 51.91
Tenant Improvements per Square Foot per Year of Lease Term	2.22	4.26	2.08	2.01	3.59
Leasing Commissions per Square Foot per Year of Lease Term	1.01	1.42	1.25	0.70	1.68
Total per Square Foot per Year	$ 3.23	$ 5.69	$ 3.33	$ 2.71	$ 5.27

Unaudited ($ in thousands)

Capital Expenditures	Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Incremental	130	114	693	2,545	2,821
Non-Incremental	7,150	7,599	1,666	2,702	4,724
Building Capital	$ **7,280**	$ **7,713**	$ **2,359**	$ **5,247**	$ **7,545**
Incremental	584	126	1,296	982	3,761
Non-Incremental	1,811	7,628	7,319	6,189	2,946
Tenant Improvements	$ **2,395**	$ **7,754**	$ **8,615**	$ **7,171**	$ **6,707**
Incremental	1,053	1,574	1,033	314	292
Non-Incremental	5,964	3,281	5,198	6,203	992
Leasing Commissions	$ **7,017**	$ **4,855**	$ **6,231**	$ **6,517**	$ **1,284**
Incremental	79	277	-	-	-
Non-Incremental	4,419	(390)	412	5,836	700
Other Leasing Costs	$ **4,498**	$ **(113)**	$ **412**	$ **5,836**	$ **700**
Total Incremental	**1,846**	**2,091**	**3,022**	**3,841**	**6,874**
Total Non-Incremental	**19,344**	**18,118**	**14,595**	**20,930**	**9,362**
Total Capital	$ **21,190**	$ **20,209**	$ **17,617**	$ **24,771**	$ **16,236**

Note: See page 28 of this supplemental report for a description of Incremental and Non-Incremental Capital Expenditures.

Unaudited ($ in thousands) (at 4/30/2014)

Acquisitions

Property Name	Location	Acquisition Date	Percent Ownership	Purchase Price	Rentable Square Footage	$ / SF	% Leased at Acquisition
221 MAIN STREET	San Francisco, CA	4/22/2014	100.0%	$ 228,800	387,943	590	82.8%
333 MARKET STREET	San Francisco, CA	12/21/2012	100.0%	$ 395,250	657,114	601	100.0%
TOTAL				$ 624,050	1,045,057		

Dispositions

Property Name	Location	Disposition Date	Percent Ownership	Sale Price	Rentable Square Footage	$ / SF	% Leased at Disposition
2500 WINDY RIDGE PARKWAY	Atlanta, GA	11/5/2013	100.0%		315,918		100.0%
4200 WILDWOOD PARKWAY	Atlanta, GA	11/5/2013	100.0%		265,078		100.0%
4100 - 4300 WILDWOOD PARKWAY	Atlanta, GA	11/5/2013	100.0%		250,000		80.0%
120 EAGLE ROCK	N. New Jersey	11/5/2013	100.0%		177,820		35.4%
919 HIDDEN RIDGE	Dallas, TX	11/5/2013	100.0%		253,340		100.0%
4300 CENTREWAY PLACE	Dallas, TX	11/5/2013	100.0%		139,445		94.3%
ONE CENTURY PLACE	Nashville, TN	11/5/2013	100.0%		538,790		95.2%
STERLING COMMERCE CENTER	Columbus, OH	11/5/2013	100.0%		322,679		100.0%
CHASE CENTER BUILDING	Columbus, OH	11/5/2013	100.0%		388,669		100.0%
4241 IRWIN SIMPSON	Cincinnati, OH	11/5/2013	100.0%		223,533		100.0%
8990 DUKE ROAD	Cincinnati, OH	11/5/2013	100.0%		78,240		100.0%
11200 WEST PARKLAND AVENUE	Milwaukee, WI	11/5/2013	100.0%		229,627		100.0%
COLLEGE PARK PLAZA	Indianapolis, IN	11/5/2013	100.0%		179,460		79.9%
1200 MORRIS DRIVE	Philadelphia, PA	11/5/2013	100.0%		114,071		100.0%
13655 RIVERPORT DRIVE	St. Louis, MO	11/5/2013	100.0%		188,500		100.0%
15815 25TH AVENUE WEST	Seattle, WA	11/5/2013	100.0%		87,385		100.0%
16201 25TH AVENUE WEST	Seattle, WA	11/5/2013	100.0%		68,962		0.0%
333 & 777 REPUBLIC DRIVE	Detroit, MI	11/5/2013	100.0%		169,200		100.0%
Subtotal (18 Property Portfolio)				521,500	3,990,717	131	
DVINTSEV	Moscow, Russia	3/21/2013	100.0%	67,500	144,863	466	93.1%
ONE WEST FOURTH STREET	Winston-Salem, NC	12/12/2012	100.0%		431,466		84.2%
180 E. 100 SOUTH	Salt Lake City, UT	12/12/2012	100.0%		210,781		0.0%
BALDWIN POINT	Orlando, FL	12/12/2012	100.0%		164,766		87.7%
TAMPA COMMONS	Tampa, FL	12/12/2012	100.0%		254,808		65.7%
LAKEPOINTE 3	Charlotte, NC	12/12/2012	100.0%		112,580		100.0%
LAKEPOINTE 5	Charlotte, NC	12/12/2012	100.0%		111,847		100.0%
11950 CORPORATE BOULEVARD	Orlando, FL	12/12/2012	100.0%		226,548		100.0%
EDGEWATER CORPORATE CENTER	Lancaster, SC	12/12/2012	100.0%		182,000		77.2%
2000 PARK LANE	North Fayette, PA	12/12/2012	100.0%		234,859		61.7%
Subtotal (9 Property Portfolio)				260,501	1,929,655	135	
5995 OPUS PARKWAY	Minnetonka, MN	1/12/2012	100.0%	22,750	165,007	138	99.9%
EMERALD POINT	Dublin, CA	1/9/2012	100.0%	$ 37,250	195,729	190	31.1%
TOTAL				$ 909,501	6,425,971		

Unaudited

Included in this supplemental report are non-GAAP financial measures, which are accompanied by what we consider the most directly comparable financial measures calculated and presented in accordance with GAAP. These measures include earnings (or components of earnings), as defined, from both continuing operations and discontinued operations. A description of the non-GAAP financial measures we present and a statement of the reasons why management believes the non-GAAP measures provide useful information to investors about the company's financial condition and results of operations can be found below.

Adjusted Funds From Operations ("AFFO"): AFFO is calculated by adjusting Normalized FFO to exclude (i) additional amortization of lease assets (liabilities), (ii) straight-line rental income, (iii) gain (loss) on interest rate swaps, (iv) non-incremental capital expenditures, and adding back (v) stock based compensation expense and (vi) non-cash interest expense. Because AFFO adjusts for income and expenses that we believe are not reflective of the sustainability of our ongoing operating performance, we believe AFFO provides useful supplemental information. AFFO is a non-GAAP financial measure and should not be viewed as an alternative measurement of our operating performance to net income, as an alternative to net cash flows from operating activities or as a measure of our liquidity.

Annualized Lease Revenue ("ALR"): ALR is calculated by multiplying (i) rental payments (defined as base rent plus operating expense reimbursements, if payable by the tenant on a monthly basis under the terms of a lease that have been executed, but excluding a) rental abatements and b) rental payments related to executed but not commenced leases for space that was covered by an existing lease), by (ii) 12. In instances in which contractual rents or operating expense reimbursements are collected on an annual, semi-annual, or quarterly basis, such amounts are multiplied by a factor of 1, 2, or 4, respectively, to calculate the annualized figure. For leases that have been executed but not commenced relating to vacant space, ALR is calculated by multiplying (i) the monthly base rental payment (excluding abatements) plus any operating expense reimbursements for the initial month of the lease term, by (ii) 12.

Adjusted EBITDA: Adjusted EBITDA is defined as net income before interest, taxes, depreciation and amortization and incrementally removing any impairment losses, gains or losses from sales of property, consulting and transition services fees, real estate acquisition-related costs, discontinued operations adjustments, or other extraordinary items. We do not include impairment losses in this measure because we feel these types of losses create volatility in our earnings and make it difficult to determine the earnings generated by our ongoing business. We believe adjusted EBITDA is a reasonable measure of our liquidity. Adjusted EBITDA is a non-GAAP financial measure and should not be viewed as an alternative measurement of cash flows from operating activities or other GAAP basis liquidity measures. Other REITs may calculate adjusted EBITDA differently and our calculation should not be compared to that of other REITs.

EBITDA: EBITDA is defined as net income before interest, taxes, depreciation and amortization. We believe EBITDA is a reasonable measure of our liquidity. EBITDA is a non-GAAP financial measure and should not be viewed as an alternative measurement of cash flows from operating activities or other GAAP basis liquidity measures. Other REITs may calculate EBITDA differently and our calculation should not be compared to that of other REITs.

Funds From Operations ("FFO"): FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), represents net income (computed in accordance with GAAP), plus depreciation of real estate assets and amortization of lease-related costs, excluding gains (losses) on sales of real estate and impairment losses on real estate assets and after adjustments for unconsolidated partnerships and joint ventures. The Company computes FFO in accordance with NAREIT's definition, which may differ from the methodology for calculating FFO, or similarly titled measures, used by other companies and this may not be comparable to those presentations. We consider FFO an appropriate supplemental performance measure given its wide use by and relevance to investors and analysts. FFO, reflecting the assumption that real estate asset values rise or fall with market conditions, principally adjusts for the effects of GAAP depreciation and amortization of real estate assets, which assume that the value of real estate diminishes predictably over time.

Normalized Funds From Operations: We calculate Normalized FFO by starting with FFO, as defined by NAREIT, and adjusting for (i) consulting and transition services fees, (ii) real estate acquisition-related costs, (iii) listing costs, and (iv) loss on early extinguishment of debt. Such items create significant earnings volatility. We believe Normalized FFO provides a meaningful measure of our operating performance and more predictability regarding future earnings potential. Normalized FFO is a non-GAAP financial measure and should not be viewed as an alternative measurement of our operating performance to net income; therefore, it should not be compared to other REITs' equivalent to Normalized FFO.

Unaudited

Included in this supplemental report are non-GAAP financial measures, which are accompanied by what we consider the most directly comparable financial measures calculated and presented in accordance with GAAP. These measures include earnings (or components of earnings), as defined, from both continuing operations and discontinued operations. A description of the non-GAAP financial measures we present and a statement of the reasons why management believes the non-GAAP measures provide useful information to investors about the company's financial condition and results of operations can be found below.

Cash Net Operating Income ("Cash NOI"): Cash NOI is defined as Adjusted EBITDA with the add-back of (i) asset management fees, (ii) portfolio general and administrative expense, (iii) interest rate swap valuation adjustments, (iv) interest expense associated with interest rates swaps, (v) cash lease termination income, (vi) amortization of deferred maintenance, (vii) straight line rent, (viii) net effect of above/(below) market amortization, (ix) GAAP lease termination expense (x) discontinued operations adjustments. The company uses this measure to assess its operating results and believes it is important in assessing operating performance. Cash NOI is a non-GAAP measure which does not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

GAAP Net Operating Income ("GAAP NOI"): GAAP NOI is defined as Adjusted EBITDA with the add-back of (i) asset management fees, (ii) portfolio general and administrative expense, (iii) interest rate swap valuation adjustments, (iv) interest expense associated with interest rates swaps, (v) GAAP lease termination income, (vi) discontinued operations adjustments. The company uses this measure to assess its operating results and believes it is important in assessing operating performance. GAAP NOI is a non-GAAP measure which does not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.

Incremental Capital Expenditures : Incremental Capital Expenditures are defined as capital expenditures that incrementally enhance the underlying assets' income generating capacity. Tenant improvements, leasing commissions, building capital and deferred lease incentives incurred to lease space that was vacant at acquisition, improvements associated with the expansion of a building and renovations that change the underlying classification of a building are included in this measure.

Non-Incremental Capital Expenditures: Non-Incremental Capital Expenditures are defined as capital expenditures related to tenant improvements and leasing commissions that do not incrementally enhance the underlying assets' income generating capacity. We exclude first generation tenant improvements and leasing commissions from this measure.

Same Store Net Operating Income ("Same Store NOI"): Same Store NOI is calculated as the NOI attributable to the properties owned or placed in service during the entire span of the current and prior year reporting periods. We believe Same Store NOI is an important measure of comparison of our stabilized properties' operating performance. Other REITs may calculate Same Store NOI differently and our calculation should not be compared to that of other REITs.